EXHIBIT 107

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common Stock, $0.001 par value	4,000,000	$.10	$400,000	$44.08

Total	4,000,000		$400,000	$44.08